Fisker Inc. 1888 Rosecrans Avenue, Manha an Beach, CA 90266 www.fiskerinc.com June 23, 2023 VIA EDGAR Ms. SiSi Cheng Mr. Kevin Stertzel Office of Manufacturing Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3561 Re: Fisker Inc. Form 10-K for Fiscal Year Ended December 31, 2022 Filed March 1, 2023 File No. 001-38625 Dear Ms. Cheng and Mr. Stertzel: The following is in response to the comment set forth in your letter dated June 2, 2023. For ease of reference, your comment is copied below with our response immediately following. Form 10-K for the Fiscal Year Ended December 31, 2022 Financial Statements Note 11- Convertible Senior Notes, page 88 1. With regard to the Capped Call Transactions, we note your disclosure which states "if exercised, (the capped call options) can be net share settled, net cash settled, or settled in a combination of cash or shares consistent with the settlement elections made with respect to the 2026 Notes if converted". Your disclosure also states you have concluded the options should be classified as equity. We further note from your 2026 Notes Indenture agreement filed as Exhibit 4.1, various scenarios whereby the exercise provisions are at the option of the holder. Please provide us with your comprehensive analysis which supports your equity classification conclusion. Refer to ASC 815-40-25 for guidance. In addition, please file your Capped Call Transaction agreement as an exhibit, as it appears to be a material agreement. Response: The Capped Call Option is classified in Stockholders’ Equity The Capped Call Option is classified in Stockholders’ Equity pursuant to ASC 815-40-25 which provides that contracts that require physical settlement or net-share settlement, or contracts that give the Company a choice of net-cash settlement, be classified as equity provided that the criteria of paragraphs ASC 815-40-25-7 through 25-30 and 815-40-55-2 through 55-6 are met. Under the 2026 Note Indenture (refer to Section 14.02 – Conversion Procedure; Settlement Upon Conversion), filed as Exhibit 10.19 to the Company’s 2022 Form-10K, the Company controls the form of consideration delivered to a Note holder upon conversion of any Note or Capped Call Option and determines, in its sole discretion, whether settlement is in the form of cash, shares of Class A Common Stock or a combination thereof. Under the Capped Call Transaction agreement, the Dealer delivers to the counterparty (i.e., Fisker) consideration in the same form as the consideration elected by the counterparty to settle its 2026 Notes.

Fisker Inc. 1888 Rosecrans Avenue, Manha an Beach, CA 90266 www.fiskerinc.com The Company is the holder of the Capped Call Option and, as such, is the holder of a right to receive stock instead of an obligation to issue stock. In the context of the analysis of the Capped Call Option held by the Company, the condition stated in ASC 815-40-25-10b does not apply because the Company would receive Class A Common Stock if the Capped Call Option is exercised. The Capped Call Transaction agreement does not contain provisions outside of the Company’s control that could require settlement in cash or other assets and there are no required cash payments if the Company fails to file timely with the SEC (ASC 815-40-25-10d) or cash-settled top-off or make-whole provisions (ASC 815-40-25-10e). The triggering events for exercise of the Capped Call Option mirror the triggering events for conversion of the 2026 Notes. Referring to the 2026 Note Indenture, we identified three scenarios that could be viewed as outside of the Company’s control:  Section 14.02: “Subject to this Section 14.02, Section 14.03(b) and Section 14.07(a), upon conversion of any Note, the Company shall pay or deliver, as the case may be, to the converting Holder, in respect of each $1,000 principal amount of Notes being converted, cash (“Cash Settlement”), shares of Class A Common Stock, together with cash, if applicable, in lieu of delivering any fractional share of Class A Common Stock in accordance with subsection (j) of this Section 14.02 (“Physical Settlement”) or a combination of cash and shares of Class A Common Stock, together with cash, if applicable, in lieu of delivering any fractional share of Class A Common Stock in accordance with subsection (j) of this Section 14.02 (“Combination Settlement”), at its election, as set forth in this Section 14.02.”  Section 14.03(b): “Upon surrender of Notes for conversion in connection with a Make- Whole Fundamental Change described in clause (b) of the definition of Fundamental Change, the Reference Property….is composed entirely of cash, for any conversion of Notes following the Effective Date of such Make-Whole Fundamental Change, the Conversion Obligation shall be calculated…and shall be deemed to be an amount of cash per $1,000 principal amount of converted Notes equal to the Conversion Rate…” Section 14.07(a) defines “Reference Property” as the composition of consideration exchanged in a “Share Exchange Event” which could be in the form of shares of stock, other securities or other property or assets.  Section 14.07(a): The section refers to the effects of recapitalizations, reclassifications and changes of Class A Common Stock. Our evaluation of each scenario is as follows:  Section 14.02: The Company controls the form of consideration exchanged or delivered to 2026 Note holders and received by the Company upon exercise and settlement of the Capped Call Option. Pursuant to section 14.02(c), the Company has the ability to decide the Settlement Method up to the Conversion Date to elect the form of consideration to be paid or delivered to the holder. We note section 14.02 requires the Company to elect the same Settlement Method for conversions that occur on the same date within the Free Convertibility Period.  Section 14.03(b): We note clause (b) of the definition of Fundamental Change includes “(B) any share exchange, consolidation or merger of the Company pursuant to which the Class A Common Stock will be converted into cash, securities or other property or assets”. We refer to ASC 815-40-25-8 which states: “Generally, if an event that is not within the entity's control could require net cash settlement, then the contract shall be classified as an asset or a liability. However, if the net cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification is not precluded.” [emphasis added] This section requires consideration exchanged to be in the same form for all underlying Class A shareholders. Thus, we concluded this provision does not preclude equity classification.

Fisker Inc. 1888 Rosecrans Avenue, Manha an Beach, CA 90266 www.fiskerinc.com  Section 14.07(a): The external events contemplated in this section could occur outside of the Company’s control and then trigger the conversion features of the 2026 Notes and, in turn exercise of the Company’s Capped Call Option. As part of its analysis of ASC 815- 40-55-2 through 55-6, we evaluated whether an event that causes a change in control of an entity, as described in the 2026 Notes Indenture and cross-referenced in the Capped Call Transaction agreement, is not within the Company’s control and, if such an event occurs, whether a contractual provision exists that requires the Company to net cash settle the transaction. Upon a change-in-control event occurring, the forms of consideration received by both counterparty and stockholder would be the same (ASC 815-40-25-8). Similar to our evaluation of section 14.03(b), the form of consideration exchanged is the same for all Class A Common Stock shareholders. Overall, the Company controls the form of consideration to settle the Capped Call Option, except upon early termination of the Capped Call Transaction agreement or the occurrence of certain other extraordinary events which result in share settlement. If a transaction subject to sections 14.03(b) or Section 14.07(a) occurs, the Share Termination Alternative, defined in section 9(l) of the Capped Call Transaction agreement, provides for settlement of the Capped Call Option in the same form of consideration that holders of Class A Common Stock would be entitled and, therefore, is similarly subject to the same guidance noted above in ASC 815-40-25-8. In addition, the Capped Call Transaction agreement contains an explicit limit on the number of shares of Class A common stock to be delivered to the Company in a share settlement. Therefore, under ASC 815-40-25-7 through 25-30 and 815-40-55-2 through 55-6, the Capped Call Option meets the criteria for classification in equity at issuance. Conclusion The Company has concluded the Capped Call Option is classified in the equity section of the Company’s balance sheet. At the end of each reporting period after the purchase of the Capped Call Option, the Company evaluates the equity classification guidance at ASC 815-40-25-7 through 25-30 and 815-40-55-2 through 55-6. There have been no changes to the conclusions reached. Capped Call Transaction agreement Consistent with market practice to inform investors of the structure, we filed the form of confirmation for the Capped Call as Exhibit 99.1 to our Form 8-K dated August 12, 2021. In addition, we evaluated the form and the executed confirmations and concluded they were not material agreements. Nonetheless, pursuant to the Staff’s request, we will include executed confirmations as an exhibit to the Company’s next periodic report. * * * We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our response, please feel free to contact me at (310) 415-9807. Sincerely, /s/ John Finnucan John Finnucan Chief Accounting Officer